As filed with the Securities and Exchange Commission on
                                  May 22, 2000

                                File No. 70-9639

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                -------------------------------------------------
                      PRE-EFFECTIVE AMENDMENT NO. 2 TO THE
                             APPLICATION-DECLARATION
                                   ON FORM U-1
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                -------------------------------------------------

                                SCANA CORPORATION
                                1426 Main Street
                         Columbia, South Carolina 29201
                -------------------------------------------------
                  (Name of companies filing this statement and
                     address of principal executive offices)

                                SCANA CORPORATION
                -------------------------------------------------
                 (Name of top registered holding company parent)

                                 Kevin B. Marsh
                                H. Thomas Arthur
                                SCANA CORPORATION
                                1426 Main Street
                         Columbia, South Carolina 29201
                -------------------------------------------------
                     (Name and address of agent for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

                              William S. Lamb, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                            New York, New York 10019

     SCANA Corporation, a South Carolina corporation ("SCANA") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") hereby amends and restates its Application-Declaration on Form U-1 (File No. 70-9639), initially filed with the Securities and Exchange Commission (the "Commission") on February 28, 2000 and as amended and restated on March 14, 2000, as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS

     SCANA is hereby seeking authorization for the approval of the Commission under Sections 6(a), 7 and 12(e) of the Act and Rules 62(d) and 65 thereunder for: (i) the granting of awards of Stock Options, Stock Appreciation Rights, Restricted Stock, Performance Shares and Performance Units (collectively, the "Awards") under its Long-Term Equity Compensation Plan (the "Plan"), (ii) the issuance of up to five million shares of its no par value common stock (the "Common Stock") over the period beginning with the effective date of an order issued pursuant to this filing and continuing for a period of three (3) years from the date of such order, in connection with such Awards and (iii) the solicitation of proxies with respect to the Plan at SCANA's 2000 Annual Meeting of Shareholders. The maximum aggregate number of shares of Common Stock to be issued under the Plan is five million shares.

     On February 9, 2000, SCANA received approval from the Commission to acquire the outstanding voting securities of Public Service Company of North Carolina, Incorporated ("PSNC") in a merger transaction (HCAR No. 35-27133). SCANA and PSNC completed their merger effective at the close of business on February 10, 2000 and SCANA registered as a public utility holding company under the Act on February 11, 2000. In connection with such registration under the Act, SCANA received approval from the Commission on February 14, 2000 for certain financing transactions, including the issuance of up to 10 million shares of Common Stock under SCANA's direct stock purchase and dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans (HCAR No. 35-27137). Upon approval of the Plan discussed herein, SCANA will be authorized to issue up to 15 million shares under its various plans. To the knowledge of SCANA, no state laws, other than the laws of the State of South Carolina, apply to the transactions contemplated herein.

     The Board of Directors of SCANA adopted the Plan for SCANA at a meeting held on February 22, 2000, subject to shareholder and regulatory approvals. SCANA's shareholders approved the Plan at SCANA's 2000 Annual Meeting of Shareholders held on April 27, 2000.

     A.   Authorization to Grant Awards Pursuant to the Plan

     The purpose of the Plan is to optimize the profitability and growth of SCANA through long-term incentives which are consistent with SCANA's goals and which link the personal interests of participants to those of SCANA's stockholders; to provide participants with an incentive for excellence in individual performance and to promote teamwork among participants. In addition, the Plan is intended to provide flexibility to SCANA in its ability to motivate, attract, and retain the services of participants who make significant contributions to SCANA's success and to allow participants to share in the success of SCANA.

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

     The Plan will be administered by a committee of SCANA's Board of Directors that is comprised entirely of directors who satisfy the "outside director" requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") and who are "Non-Employee Directors" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended, (the "Committee"), except that the full Board of Directors will administer the Plan with respect to Awards granted to directors. The Committee will have the authority to delegate administrative duties to officers or directors of SCANA.

     The maximum five million shares reserved for issuance to participants under the Plan is subject to appropriate adjustment by the Committee to prevent dilution or enlargement of participants' rights under the Plan.

     The following Awards may be granted under the Plan. No grant will be exercisable or payable before approval of SCANA stockholders and the Commission hereunder have been obtained and all grants made prior to said approvals will be contingent upon such approvals.

     (i) Stock Options. Stock Options under the Plan are rights to purchase shares of Common Stock at a specified price during a prescribed period. The exercise price for Common Stock will be at least the fair market value at the date of the grant. The maximum aggregate number of shares that may be granted in the form of Stock Options, pursuant to any Award granted in any one fiscal year to any one single participant shall be 300,000 shares.

     (ii) Stock Appreciation Rights ("SARs"). SARs under the Plan are divided into "freestanding" SARs and "tandem" SARs. Freestanding SARs will have a grant price equal to the fair market value of Common Stock on the date of grant of such SAR. Tandem SARs will have a grant price equal to the option price of the related option and may be exercised for all or part of the Common Stock subject to the related option upon the surrender of the right to exercise the equivalent portion of the related option. At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Common Stock of equivalent value, or in some combination thereof. The maximum aggregate number of shares that may be granted in the form of SARs, pursuant to any Award granted in any one fiscal year to any one single participant shall be 300,000 shares.

     (iii) Restricted Stock. Restricted Stock under the Plan is Common Stock that is issued to a participant subject to a condition that the participant continue as an employee or a member of SCANA's Board of Directors, as applicable, for a specified period of time and/or satisfy other applicable conditions or performance requirements. The maximum aggregate number of shares that may be granted in the form of Restricted Stock, pursuant to any Award granted in any one fiscal year to any one single participant shall be 150,000 shares. The aggregate maximum number of shares that may be granted in the form of Restricted Stock under the Plan is one million.

     (iv) Performance Shares. Performance Shares are rights to receive shares of Common Stock or an equivalent amount of cash, contingent upon the achievement of specified performance goals determined by the Committee. The maximum aggregate number of shares that

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

may be granted in the form of Performance Shares, pursuant to any Award granted in any one fiscal year to any one single participant shall be 200,000 shares.

     (v) Performance Units. Performance Units are rights to receive cash or other property of equivalent value including shares of Common Stock, contingent upon the achievement of specified performance goals determined by the Committee. The maximum aggregate payment with respect to Performance Units pursuant to any Award granted in any one fiscal year to any one single participant shall be equal to the value of $1,000,000.

     The term of any Stock Option or SAR granted in tandem therewith may not exceed ten years from the grant date. In the event of a change in control of SCANA, any outstanding Stock Options and SARs become immediately exercisable and remain exercisable throughout their entire term and any restriction periods and restrictions imposed on Restricted Stock which are not performance-based shall lapse. The treatment of any Awards which are performance-based will be addressed in the participants' related Award agreement. The Committee may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part for any purpose which the Committee deems appropriate; provided, however, no amendment shall without shareholder approval (i) increase the total number of shares that may be issued under the Plan or the maximum awards thereunder or
(ii) modify the requirements as to eligibility for benefits under the Plan.

     The Plan is designed to comply with limits imposed by the Code on the ability of a public company to claim tax deductions for compensation paid to certain highly compensated executives. Section 162(m) of the Code generally denies a federal income tax deduction for annual compensation exceeding $1,000,000 paid to the Chief Executive Officer and the four other most highly compensated officers of a public company. Certain types of compensation, including some performance-based compensation, are generally excluded from this deduction limit. While SCANA believes compensation payable pursuant to the Plan will be deductible for federal income tax purposes under most circumstances, compensation not qualified under Section 162(m) of the Code may be payable under certain circumstances.

     The Plan is incorporated by reference as Exhibit A-3 hereto. SCANA's Form S-8 Registration Statement relating to the Plan is incorporated by reference as Exhibit C-1 hereto.

     B.   Authorization to Issue Shares of Common Stock Under the Plan

     SCANA anticipates that the Awards to be granted under the Plan could result in the issuance of up to five million shares of Common Stock. SCANA intends to file a registration statement with the Commission for the purpose of registering the shares of Common Stock to be issued pursuant to the Plan under the Securities Act of 1933, as amended (the "1933 Act"). SCANA hereby requests authorization for the issuance of up to five million shares of Common Stock in connection with Awards to be granted under the Plan.

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

     C.   Solicitation of Proxies

     SCANA intends to submit the Plan to the holders of its outstanding Common Stock for consideration and action at the Annual Meeting to be held April 27, 2000. Drafts of the notice and proxy statement to be mailed to SCANA's shareholders in connection with the Annual Meeting are included herewith as Exhibit H-1. The Applicants will mail the proxy materials to SCANA common shareholders on or about March 17, 2000. Accordingly, in order to accommodate this schedule and to permit sufficient time for advance preparation and printing, the Applicants request that the Commission issue an order by not later than March 9, 2000 permitting the Applicants to solicit proxies with respect to the Plan.

     D.   Involvement of SCANA and its Affiliates with Exempt
          Wholesale Generators and Foreign Utility Companies

     The proposed transactions may be subject to Rules 53 and 54 under the Act. Neither SCANA nor any subsidiary thereof presently has, or as a consequence of the proposed transactions will have, an interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively. None of the proceeds from the proposed transactions will be used to acquire any securities of, or any interest in, an EWG or FUCO. Moreover, neither SCANA nor any of its subsidiaries is, or as a consequence of the proposed transactions will become, a party to, and such entities do not and will not have any rights under, a service, sales or construction contract with any affiliated EWGs or FUCOs except in accordance with the rules and regulations promulgated by the Commission with respect thereto. Consequently, all applicable requirements of Rule 53(a)-(c) under the Act are satisfied as required by Rule 54 under the Act.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of the Applicants are expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

     Commission filing fee under the
     Securities Act of 1933              ........................ $1,320

     Legal fees                          ........................ $15,000

     Exchanging, printing and engraving
     of stock certificates               ........................ $10,000

     Miscellaneous                       ........................ $5,000

                                  Total  ........................ $31,320


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

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

     Sections 6 and 7 of the Act are deemed to be applicable to the proposed issuance of Common Stock. Section 12(e) of the Act and Rules 62(d) and 65 thereunder are deemed applicable to the solicitation of proxies for the Annual Meeting of Shareholders.

     To the extent that the proposed transaction is considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

ITEM 4.   REGULATORY APPROVALS

     No state or federal  commission  other than the Commission has jurisdiction
with   respect  to  any  of  the   proposed   transactions   described  in  this
Application-Declaration.

ITEM 5.   PROCEDURE

     On March 14, 2000, the Commission issued and published the requisite notice under Rule 23 with respect to this Application-Declaration; such notice specifying April 4, 2000 as the date by which comments may be entered and the date on which an order granting and permitting the Application-Declaration to become effective may be entered by the Commission. In addition, on March 14, 2000, the Commission issued and published its order approving the solicitation of proxies regarding approval of the Plan at SCANA's 2000 Annual Meeting of Shareholders.

     SCANA hereby requests that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

     a)   Exhibits

          Exhibit No.                        Description of Exhibit
          -----------                        ----------------------
              A-1 Restated Articles of Incorporation of SCANA as adopted on April 26, 1989 (Filed with the Commission as Exhibit 3-A to Registration Statement No. 33-49145 and incorporated by reference herein).


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

              A-2                 Articles of Amendment of SCANA, dated
                                  April 27, 1995 (Filed with the Commission as
                                  Exhibit 4-B to Registration Statement No. 33-62421 and incorporated by reference herein).

              A-3 SCANA's Long-Term Equity Compensation Plan (Filed with the Commission as Exhibit 4.04 to Registration Statement No. 333-37398 and incorporated by reference herein).

              C-1 Form S-8 Registration Statement No. 333-37398 relating to SCANA's issuance of Common
                                  Stock under the Plan (Filed with the
                                  Commission on May 19, 2000 and incorporated by reference herein).

              F-1                 Opinion of Counsel.

              F-2 "Past Tense" Opinion of Counsel (To be Filed by Amendment).

              G-1                 Financial Data Schedule (previously filed).

              H-1 SCANA's Proxy Statement relating, in part, to the approval of the Plan (Filed with the Commission on March 17, 2000 and incorporated by reference herein).

              H-2                 Proposed Form of Notice (previously filed).

     b)   Financial Statements

              No.                     Description of Financial Statements
              ---                     -----------------------------------
              FS-1                SCANA's Actual Consolidated Condensed
                                  Balance Sheet as of December 31, 1999 (Filed with the Commission with SCANA's 10-K for the period ended December 31, 1999 (File
                                  No. 1-8809) and incorporated by reference herein).

              FS-2 SCANA's Unaudited Pro Forma Condensed Consolidated Balance Sheets (previously filed).


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

              FS-3 SCANA's Actual Consolidated Condensed Statement of Earnings for the nine months ended December 31, 1999 (Filed with the Commission with SCANA's 10-K for the period ended December 31, 1999 (File No. 1-
                                  8809) and incorporated by reference herein).

              FS-4 SCANA's Unaudited Pro Forma Consolidated Condensed Statement of Earnings (previously filed).

              FS-5 Notes to SCANA's Unaudited Pro Forma Condensed Consolidated Financial Statements (previously filed).


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

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

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 22, 2000

                                        SCANA CORPORATION


                                        By:/s/ H. Thomas Arthur
                                           -----------------------------
                                        Name:  H. Thomas Arthur
                                        Title: Senior Vice President and
                                                 General Counsel

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